Norske Skog

03 MAR 19 AM 7:21

Skogn, 2003-03-11

United States Securities and Exchange Commission
Washington DC 20549

USA

03007754

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, March 11, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad
Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange March 11, 2003

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/31

Information - file 82-5226_0311

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00

MANDATORY NOTIFICATION OF TRADE

The following primary insiders have purchased shares in Norske Skogindustrier ASA in connection with the company's share offer to employees (new holding):

Hanne Aaberg, 125 shares (1,025)
Kjetil Bakkan, 60 shares (158)
Halvor Bjørken, 335 shares (1,490)
Jarle Dragvik, 335 shares (1,856)
Jan Grini, 335 shares (453)
Lars Wilhelm Grøholt, 335 shares (1,480)
Stig Johansen, 210 shares (335)
Jan Kildal, 335 shares (10,341)
Ivar B. Korsbakken, 335 shares (1,252)
Kåre Leira, 335 shares (820)
Vidar Lerstad, 335 shares (3,307)
Robert Lord, 335 shares (810)
Øivind Lund, 335 shares (767)
Asbjørn Lundberg, 210 shares (409)
Ketil Lyng, 335 shares (2,870)
Rolf Negård, 125 shares (502)
Jan A. Oksum, 335 shares (6,574)
Rolf Randen, 125 shares (293)
Jan Reinås, 335 shares (23,435)

The shares were purchased at a price of NOK 73 per share.

11 March, 2003
Norske Skogindustrier ASA

Jarle Langfjæran

82-5226

SHARES TO EMPLOYEES

Norske Skog has today sold 195,695 shares to employees in Norway and abroad at a share price of NOK 73.

Norske Skog has now 692.552 shares in treasury.

Skogn, 11 March, 2003
Norske Skogindustrier ASA

Jarle Langfjæran